UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Pro-Pharmaceuticals Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74267T109

(CUSIP Number)

James C. Czirr
425 Janish Drive
Sandpoint, ID  83864

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74267T109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James C. Czirr

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,607,268

	8.	Shared Voting Power 36,400

	9.	Sole Dispositive Power 4,607,268

	10.	Shared Dispositive Power 36,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,643,668

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.4%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to shares of common stock, $0.001 par value per share (the “Common Stock”), of Pro Pharmaceuticals, a Nevada corporation (the “Company”).  The Company’s principal executive offices are located at 189 Wells Avenue, Newton, Massachusetts.

Item 2.	Identity and Background

(a)           Name:  James C. Czirr  (the “Reporting Person”)

(b)           Residence:  425 Janish Drive, Sandpoint, ID 83864

(c)           Occupation:  Chief Executive Officer, Minerva Biotechnologies Corp. (see Item 2(b) for address)

(d)           During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)            Citizenship:  United States

Item 3.	Source and Amount of Funds or Other Consideration

Shares acquired in 2001 in exchange for shares of capital stock of Pro-Pharmaceuticals, Inc., a Massachusetts corporation, pursuant to that certain Stock Exchange Agreement dated April 25, 2001, a copy of which was filed with the Securities and Exchange Commission as an exhibit to the Company’s Form 10-SB on June 13, 2001.

Item 4.	Purpose of Transaction

This statement amends the statement filed by James Czirr on Schedule 13G, originally filed with the SEC on February 4, 2002, as amended.

During 2005, as the Company sought financing to alleviate ongoing liquidity problems, the Reporting Person made numerous suggestions and introductions in an effort to assist the Company in locating financing on terms that would be in the best interests of the shareholders.

Unfortunately, for reasons that the Reporting Person is at a loss to explain, on February 14, 2006, the Company completed a convertible debt financing containing terms that are commonly referred to in the investment community as “death spiral” conversion provisions.  In financings such as these, any drop in the Company’s stock price has the potential to create a negative feedback loop of massive dilution, occurring when a company uses its shares (valued at a 10% discount to market) to pay principal and interest on the debt, which dilution in turn could drive further steep drops in the Company’s stock price, which market decline could in turn lead to even greater dilution upon the next payment of principal and interest using company stock, and so on.

The Reporting Person independently expressed his concern to the Company’s Chief Executive Officer and the Board of Directors as to the terms of this financing, both before and after it was completed.  Once in place, the Reporting Person implored management and the Board to consider alternatives to mitigate the risk of having closed this kind of financing.  Management assured the Reporting Person that it expected to repay the outstanding debentures with cash and/or take steps to ensure that there was sufficient liquidity in the market for the Company’s stock to absorb the selling pressure that would likely arise from the financing.

It was for these reasons that the Reporting Person as a shareholder grudgingly agreed to vote to approve the issuance of common stock in connection with the conversion or redemption of the debentures issued in the 2006 financing.  Of course, management never followed through on its assurances to deal with the Company’s liquidity issues and it was only at the Reporting Person’s relentless insistence that the last payment of principal and interest on the debentures was made in cash.

If the Company does not take steps immediately to stem the massive dilution being caused by its ill-advised 2006 financing and the attendant effects on the Company’s stock price, the Reporting Person will be compelled to take whatever steps he believes are necessary and appropriate to ensure that the interests of the Company’s shareholders are not eroded any further.  Indeed, the Reporting Person is currently evaluating all potential alternatives for mitigating the effects of the 2006 financing, including, among other things, the pursuit of an alternative form of financing to ensure that the Company can make all future payments on the debentures in cash, the evaluation of methods, if any, for ensuring that the market for the Company’s common stock can withstand the dilution and steady selling pressure resulting from the 2006 financing, and various other strategic alternatives for the Company and its future.  The Reporting Person has and in the future expects to continue to discuss these matters with fellow shareholders to understand their perspectives and broaden his own.

The Reporting Person intends to keep the Board of Directors informed of his review of the Company’s alternatives to help make certain that the Board is in a position to exercise its fiduciary duties to the Company and its shareholders.  In connection with the foregoing, he believes a critical step to securing the Company’s future would be to make significant changes in management, including, at the position of Chief Executive Officer and Chairman of the Board.  The Reporting Person believes that effective and thoughtful management could have forestalled the problems now facing the Company, and strongly recommends to the Board that they consider such change as in the best interest of the shareholders.

The Reporting Person also believes that the Board would be well served by changing the composition of the Board by bringing on members that are willing and able to lead the evaluation of alternatives and strategic analyses outlined above. To this end, the Reporting Person has recommended to the Board that he and other individuals be added to the Board of Directors to help accomplish this goal.

Whether the Reporting Person decides to pursue any particular course of action will depend on his continuing assessment of pertinent factors, including, without limitation, the Company’s business and prospects; general economic conditions; stock market and money market conditions; the attitude and actions of the management and Board of Directors of the Company; and other plans and requirements of the Reporting Person.

Depending upon his assessment of these factors from time to time, the Reporting Person may change his present intentions as stated above or dispose of some or all of the shares of the Company’s common stock held by him in the open market, in privately negotiated transactions, to third parties or otherwise, and may sell such shares to one or more purchasers.  Although the foregoing represents the range of activities presently contemplated by the Reporting Person with respect to the Company’s common stock, the possible activities of the Reporting Person are subject to change at any time.

Except as set forth in this Item 4 and elsewhere in this Statement, the Reporting Person does not have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and the Reporting Person reserves the right to change its intentions with respect to any of the foregoing at any time without notice.

Item 5.	Interest in Securities of the Issuer

(a)           Aggregate number and percentage of the Common Stock owned by the Reporting Person: 4,643,668 shares (1); 16.4% (2).

(b)           Number of shares which Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:  4,607,268.

(c)           None.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None

Item 7.	Material to Be Filed as Exhibits
None

(1) Shares of Common Stock beneficially owned by minor children of Mr. Czirr, as to which Mr. Czirr disclaims beneficial ownership.

(2) Based on 28,367,687 total shares outstanding as of August 7, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 24, 2006
Date
/s/ James C. Czirr
Signature
James C. Czirr
Name/Title